Exhibit 4.1
DESCRIPTION OF SECURITIES
General
The following description of the material terms of our share capital includes a summary of certain provisions of our restated articles of incorporation that became effective on July 18, 2024 (the “articles”). This description is qualified in its entirety by reference to our articles, which are incorporated by reference as exhibits to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part.
Share Capital
Our authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series.
Common Shares
Voting Rights. Under our articles, the common shares are entitled to receive notice of, and to attend and vote at all meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote. Each common share entitles its holder to one vote.
Dividend Rights. The holders of outstanding common shares are entitled to receive dividends at such times and in such amounts and form as the board may from time to time determine, but subject to the rights of the holders of any preferred shares. The Company is permitted to pay dividends unless there are reasonable grounds for believing that: (i) the Company is, or would after such payment be, unable to pay its liabilities as they become due; or (ii) the realizable value of the Company’s assets would, as a result of such payment, be less than the aggregate of its liabilities and stated capital of all classes of shares. The timing, declaration, amount and payment of any future dividends will depend on the Company’s financial condition, earnings, capital requirements and debt service obligations, as well as legal requirements, industry practice and other factors that our board deems relevant.
Preemptive Rights. There are no pre-emptive rights relating to the common shares.
Repurchase of Common Shares. Under the OBCA, the Company will be entitled to purchase or otherwise acquire any of its issued shares, subject to restrictions under applicable securities laws and provided that the Company will not be permitted to make any payment to purchase or otherwise acquire any of its issued shares if there are reasonable grounds for believing that: (i) the Company is, or would after such payment be, unable to pay its liabilities as they become due; or (ii) the realizable value of the Company’s assets would, as a result of such payment, be less than the aggregate of its liabilities and stated capital of all classes of shares.
Liquidation. Upon the dissolution, liquidation or winding up of the Company, or any other distribution of assets of the Company, among its shareholders for the purpose of winding up its affairs, subject to the rights of the holders of any outstanding series of preferred shares, the holders of common shares will be entitled to receive the remaining property and assets of the Company available for distribution to its shareholders ratably in proportion to the number of common shares held by them.
Except as provided in the Investment Canada Act, there are no limitations specific to the rights of non-Canadians to hold or vote the common shares under the laws of Canada or the Province of Ontario or in our articles.
Preferred Shares
The Company is authorized to issue an unlimited number of preferred shares, issuable in series. Subject to any limitations prescribed by law, including the OBCA, each series of preferred shares will consist of such number of shares and have such rights, privileges, restrictions and conditions as may be determined by the board prior to the issuance of such series. No rights, privileges, restrictions or conditions attaching to any series of preferred shares will confer upon the shares of such series a priority in respect of dividends or distribution of assets or return of capital in the event of the liquidation, dissolution or winding up of the Company over the shares of any other series of preferred shares. The preferred shares of each series will, with respect to the right of payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding up of the Company, rank on parity with the shares of every other series of preferred shares.
The issuance of preferred shares and the terms selected by the board could decrease the amount of earnings and assets available for distribution to holders of common shares or adversely affect the rights and powers, including the voting rights, of the holders of common shares without any further vote or action by the holders of common shares. The issuance of preferred shares, or the issuance of rights to purchase preferred shares, could make it more difficult for a third-party to acquire a majority of the outstanding voting shares and thereby have the effect of delaying, deferring or preventing a change of control of the Company or an unsolicited acquisition proposal or of making the removal of management more difficult. Additionally, the issuance of preferred shares may have the effect of decreasing the market price of the common shares.
Warrants
In January 2025, the Company issued (i) series A warrants to purchase 17,250,000 common shares (the “Series A Warrants”), and (ii) series B warrants, to purchase 17,250,000 common shares (the “Series B Warrants”, and together with the Series A Warrants, the “Warrants”). As of March 18, 2025, we have Series A Warrants outstanding to purchase up to 17,000,000 common shares and Series B Warrants outstanding to purchase up to 17,250,000 common shares.
The following is a brief summary of certain terms and conditions of the Warrants and is qualified in its entirety by reference to the forms of Warrants, which are incorporated by reference as exhibits to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part.
Exercisability. The Series A Warrants are immediately exercisable and will expire on the eight-month anniversary of the initial date of issuance, and the Series B Warrants are immediately exercisable and will expire on the five-year anniversary of the initial date of issuance. Each of the Warrants will be exercisable, at the option of each holder, in whole or in part by delivering to the Company a duly executed exercise notice accompanied by payment in full in immediately available funds for the number of common shares subscribed for upon such exercise (except in the case of a cashless exercise as discussed below).
Cashless Exercise. If a registration statement registering the issuance of the common shares underlying the Warrants under the Securities Act of 1933, as amended (the “Securities Act”) is not effective or available, then the holder may, in its sole discretion, elect to exercise the Warrants through a cashless exercise, in which case the holder would receive upon such exercise the net number of common shares determined according to the formula set forth in the Warrants. No fractional common shares will be issued in connection with the exercise of a Warrant. In lieu of fractional shares, the Company may, at its election, pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price or round up to the next whole common share.
Exercise Limitation. A holder will not have the right to exercise any portion of the Warrants if the holder (together with its affiliates) would beneficially own in excess of 4.99% (or, upon election by a holder prior to the issuance of any Warrants, 9.99%) of the number of common shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Warrants. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99%, upon at least a 61 days’ prior notice from the holder to the Company with respect to any increase in such percentage.
Exercise Price. The Series A Warrants have an exercise price of $1.00 per common share and have a term of eight months from the initial date of issuance. The Series B Warrants have an exercise price of $1.00 per common share and have a term of five years from the initial date of issuance. With the consent of the holder, the Company may adjust the exercise price of the Warrants to such amount and for such time as may be agreed, subject to the applicable rules of the trading market of the common shares.

Adjustment for Subsequent Issuances in the Series B Warrants. Subject to certain exceptions, if the Company sells any common shares (or securities convertible into or exercisable into common shares) at a price per common share (or conversion or exercise price, as applicable) less than the exercise price of the Series B Warrants then in effect, then the exercise price of the Series B Warrants will be reduced to such lower price (subject to a minimum exercise price of $0.50).
Share Combination Event Adjustment in the Series B Warrants. If at any time on or after the date of issuance there occurs any share split, share dividend, share combination, recapitalization or other similar transaction involving the Company’s common shares and the lowest daily volume weighted average price during the period commencing on the five trading days immediately preceding the applicable date of the share combination event and ending on the fifth trading day immediately following such date is less than the exercise price of the Series B Warrants then in effect, then the exercise price of the Series B Warrants will be reduced to the lowest daily volume weighted average price during such period (subject to a minimum exercise price of $0.50) and the number of common shares issuable upon exercise will be proportionately adjusted such that the aggregate price will remain unchanged.
Voluntary Adjustment in the Series B Warrants. Subject to the consent of the holder, the Company may at any time during the term of the Series B Warrants reduce the then current exercise price to any amount and for any period of time deemed appropriate by our board.
Transferability. Subject to applicable laws, the Warrants may be offered for sale, sold, transferred or assigned without the Company’s consent.
Exchange Listing. We do not intend to apply for the listing of the Warrants offered in this offering on any stock exchange. Without an active trading market, the liquidity of the Warrants will be limited.
Rights as a Shareholder. Except as otherwise provided in the Warrants or by virtue of such holder’s ownership of our common shares, the holder of a Warrant does not have the rights or privileges of a holder of our common shares, including any voting rights, until the holder exercises the Warrant.
Fundamental Transaction. In the event of a fundamental transaction, as described in the Warrants, and generally including, with certain exceptions, any reorganization, recapitalization or reclassification of the Company’s common shares, the sale, transfer or other disposition of all or substantially all of the Company’s properties or assets, the Company’s consolidation or merger with or into another person, or the acquisition of more than 50% of the Company’s outstanding common shares, the holders of the Warrants will be entitled to receive upon exercise thereof the kind and amount of securities, cash or other property that the holders would have received had they exercised the Warrants immediately prior to such fundamental transaction. Additionally, as more fully described in the Warrants, in the event of a fundamental transaction (as defined in the Warrants), the holders of the Warrants will be entitled to receive consideration in an amount in cash equal to the Black-Scholes value of the Warrants determined according to a formula set forth in the Warrants.
Governing Law. The Warrants are governed by New York law.
Pre-Funded Warrants
In January 2025, the Company issued pre-funded warrants to purchase 17,250,000 common shares (the “Pre-Funded Warrants”). As of March 18, 2025, there are Pre-Funded Warrants outstanding to purchase up to 3,604,000 common shares.
The following is a brief summary of certain terms and conditions of the Pre-Funded Warrants, qualified in its entirety by reference to the form of Pre-Funded Warrant, which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part.

Exercisability. Each Pre-Funded Warrant is immediately exercisable at any time that the Pre-Funded Warrant is outstanding. There is no expiration date for the Pre-Funded Warrants. Each of the Pre-Funded Warrants is exercisable, at the option of each holder, in whole or in part by delivering to the Company a duly executed exercise notice accompanied by payment in full in immediately available funds for the number of common shares subscribed for upon such exercise (except in the case of a cashless exercise as discussed below).
Cashless Exercise
If a registration statement registering the issuance of the common shares underlying the Pre-Funded Warrants under the Securities Act is not effective or available, then the holder may, in its sole discretion, elect to exercise the Pre-Funded Warrants through a cashless exercise, in which case the holder would receive upon such exercise the net number of common shares determined according to the formula set forth in the Pre-Funded Warrants. No fractional common shares will be issued in connection with the exercise of a Pre-Funded Warrant. In lieu of fractional shares, the Company may, at its election, pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price or round up to the next whole common share.
Exercise Limitation. A holder will not have the right to exercise any portion of the Pre-Funded Warrants if the holder (together with its affiliates) would beneficially own in excess of 4.99% (or, upon election by a holder prior to the issuance of any Pre-Funded Warrant, 9.99%) of the number of common shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Pre-Funded Warrants. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99%, upon at least a 61 days’ prior notice from the holder to the Company with respect to any increase in such percentage.
Exercise Price. The Pre-Funded Warrants have an exercise price of $0.00001 per common share.
Transferability. Subject to applicable laws, the Pre-Funded Warrants may be offered for sale, sold, transferred or assigned without the Company’s consent.
Exchange Listing. We do not intend to apply for the listing of the Pre-Funded Warrants offered in this offering on any stock exchange. Without an active trading market, the liquidity of the Pre-Funded Warrants will be limited.
Rights as a Shareholder. Except as otherwise provided in the Pre-Funded Warrants or by virtue of such holder’s ownership of our common shares, the holder of a Pre-Funded Warrant does not have the rights or privileges of a holder of our common shares, including any voting rights, until the holder exercises the Pre-Funded Warrant.
Fundamental Transaction. In the event of a fundamental transaction, as described in the Pre-Funded Warrants, and generally including, with certain exceptions, any reorganization, recapitalization or reclassification of our common shares, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, or the acquisition of more than 50% of our outstanding common shares, the holders of the Pre-Funded Warrants will be entitled to receive upon exercise thereof the kind and amount of securities, cash or other property that the holders would have received had they exercised the Pre-Funded Warrants immediately prior to such fundamental transaction.
Governing Law. The Pre-Funded Warrants are governed by New York law.
Dissent Rights
Under the OBCA, shareholders of a corporation are entitled to exercise dissent rights in respect of certain matters and to be paid the fair value of their shares in connection therewith. The dissent right is applicable where the corporation resolves to: (i) amend its articles to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation; (ii) amend its articles to add, remove or change any restrictions on the business it is permitted to carry on or the powers it may exercise; (iii) amalgamate with another corporation, subject to certain exceptions; (iv) be continued under the laws of another jurisdiction; or

(v) sell, lease or exchange all or substantially all of its property. In addition, holders of a class or series of shares of an OBCA corporation are, in certain circumstances and, in the case of items (a), (b) and (e) below, unless the articles of the corporation provide otherwise, entitled to exercise dissent rights and be paid the fair value of their shares if the corporation resolves to amend its articles to (a) increase or decrease any maximum number of authorized shares of such class or series, or increase any maximum number of authorized shares of a class or series having rights or privileges equal or superior to shares of such class or series; (b) effect an exchange, reclassification or cancellation of the shares of such class or series; (c) add to, remove or change the rights, privileges, restrictions or conditions attached to the shares of such class or series; (d) add to the rights or privileges of any class or series of shares having rights or privileges equal or superior to the shares of such class or series; (e) create a new class or series of shares equal or superior to the shares of such class or series, except in certain circumstances; (f) make a class or series of shares having rights or privileges inferior to the shares of such class or series equal or superior to the shares of such class or series; (g) effect an exchange or create a right of exchange of the shares of another class or series into the shares of such class of series; or (h) add, remove or change restrictions on the issue, transfer or ownership of the shares of such class of series.
Transfer of Shares
Subject to the rules of any stock exchange on which shares are posted or listed for trading, no transfer of a security issued by the Company will be registered except upon (i) presentation of the security certificate representing the security with an endorsement which complies with the OBCA, together with such reasonable assurance that the endorsement is genuine and effective as the directors may require, (ii) payment of all applicable taxes and fees, and (iii) compliance with the articles of the Company. If no security certificate has been issued by the Company in respect of a security issued by the Company, clause (i) above may be satisfied by presentation of a duly executed security transfer power, together with such reasonable assurance that the security transfer power is genuine and effective as the directors may require.

Registration Rights
Peridot/Li-Cycle Investor Agreement
On August 10, 2021, the Company entered into an Investor Agreement (the “Investor Agreement”) with certain Peridot shareholders and certain Li-Cycle shareholders (collectively for the purposes of this subsection referred to as the “Holders”), pursuant to which the Company has granted certain registration rights to the Holders. Pursuant to the terms of the Investor Agreement and subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised, the Holders may demand, at any time or from time to time, that the Company file a registration statement on Form S-3 (or on Form S-1 if Form S-3 is not available) to register the securities of the Company held by such Holders, and each may specify that such demand registration take the form of an underwritten offering, in each case subject to limitations on the number of demands and underwritten offerings that can be requested by each Holder, as specified in the Investor Agreement. Holders will also have “piggy-back” registration rights, subject to certain requirements and customary conditions. The Investor Agreement also provides that the Company will pay certain expenses relating to such registrations and indemnify the Holders against (or make contributions in respect of) certain liabilities that may arise under the Securities Act. The Investor Agreement further provided that the securities of the Company held by the Holders were subject to certain transfer restrictions which have now expired.
LG Subscription Agreements
On December 13, 2021, Li-Cycle entered into subscription agreements with each of LGES and LGC, each of which were subsequently amended and restated on March 11, 2022 and April 21, 2022 (the “LG Subscription Agreements” and each, an “LG Subscription Agreement”), pursuant to which each of LGES and LGC agreed, subject to the satisfaction of certain conditions, to subscribe for an equal number of the Company’s common shares in transactions exempt from registration under the Securities Act (the “LG Subscription”). The LG Subscription was completed on May 11, 2022 and consisted of the issuance by the Company in accordance with the LG Subscription Agreements of (i) an initial tranche of 4,416,960 common shares, in the aggregate, at a price of $10.00 per share, for an aggregate initial tranche subscription price of approximately $44.2 million, and (ii) a second tranche of 883,392 common shares, in the aggregate, at a price of $6.60 per share (based on the volume-weighted average trading price of the Company’s common shares for the 5 trading days ending immediately prior to April 29, 2022), for an aggregate second tranche subscription price of approximately $5.8 million, for a total subscription price of approximately $50.0 million.
The Company has granted certain registration rights to LGES and LGC under the LG Subscription Agreements. The Company has agreed to maintain an effective registration statement covering the common shares issued pursuant to the LG Subscription Agreements until the earlier of (x) May 11, 2025 or (y) the date on which LGES or LGC, as applicable, ceases to hold any of the common shares acquired pursuant to the LG Subscription Agreements.
Amended and Restated Glencore Registration Rights Agreement
On March 25, 2024, the Company and Glencore Canada Corporation entered into an amended and restated registration rights agreement (the “Glencore Registration Rights Agreement”). The Glencore Registration Rights Agreement provides that upon request of the holder of the Glencore Convertible Notes, the Company will file with the SEC within 45 days after notice of such request, a resale registration statement covering the resale of the common shares issuable upon conversion of the Glencore Convertible Notes and upon exercise of the Glencore Warrants and held by such holder as well as common shares acquired by the holder of the Glencore Convertible Notes to the extent that such common shares are “restricted securities” under Rule 144 of the Securities Act or otherwise are held by an affiliate of the Company. The Company is required to use commercially reasonable efforts to have such registration statement declared effective by the SEC as soon as practicable and no later than the earlier of (A) 45 days after the filing of such registration statement (or 75 days after the filing of such registration statement if the SEC notifies the Company that it will review the registration statement) or (B) 15 business days after the SEC notifies the Company in writing that it will not review the registration statement. The Company agreed to keep the registration statement (or another shelf registration statement covering the common shares issued or issuable upon conversion of the Glencore Convertible Notes and upon exercise of the Glencore Warrants) effective until 5 years after the holder’s receipt of the common shares issued upon conversion of the Glencore Convertible Notes or upon exercise of the Glencore Warrants, as applicable.
In addition, subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised, the holder of the Glencore Convertible Notes may demand at any time or from time to time, that the Company file a registration statement on Form S-3 (or on Form S-1 or another appropriate form if Form S-3 is not available) to register the common shares issuable upon conversion of the Glencore Convertible Notes and upon exercise of the Glencore Warrants and held by such holder as well as common shares acquired by the holder of the Glencore Convertible Notes to the extent that such common shares are “restricted securities” under Rule 144 of the Securities Act or otherwise are held by an affiliate of the Company. In addition, the holder of the Glencore Convertible Notes may specify that such demand registration take the form of an underwritten offering, subject to limitations on the number of demands and underwritten offerings that can be requested by the holder, as specified in the Glencore Registration Rights Agreement. The holder of the Glencore Convertible Notes will also have “piggy-back” registration rights, subject to certain requirements and customary conditions.
The Glencore Registration Rights Agreement also provides that the Company will pay certain expenses relating to such registrations and indemnify the holder of the Glencore Convertible Notes against (or make contributions in respect of) certain liabilities that may arise under the Securities Act.
Transfer Restrictions
The common shares issued pursuant to the LG Subscription Agreements are subject to certain transfer restrictions.
Glencore has agreed to certain transfer restrictions with respect to the common shares issued or issuable upon conversion of the Glencore Convertible Notes.

Quotation
Our common shares are quoted on the OTCQX® Best Market under the symbol “LICYF”. Holders of our common shares should obtain current market quotations for their securities. There can be no assurance that our common shares will remain quoted on OTCQX. If we fail to comply with the OTCQX quotation requirements, our common shares could be removed from OTCQX. A removal of our common shares would affect the liquidity of our common shares and could inhibit or restrict our ability to raise additional financing.
Transfer Agent
A register of holders of our common shares is maintained by Continental Stock Transfer and Trust Company in the United States, who serves as registrar and transfer agent for our equity securities.